

Mail Stop 4546

February 22, 2017

<u>VIA E-mail</u>
Mr. Martin P. Galvan
Vice President Finance,
Chief Financial Officer and Treasurer
Lannett Corp.
9000 State Road
Philadelphia, PA 19136

   Re: **Lannett Corp.**
     Form 8-K dated February 1, 2017
     Filed February 2, 2017
     File No. 001-31298

Dear Mr. Galvan:

   We have limited our review of your filing to the issue we have addressed in our comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

   Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to the comment, we may have additional comments.

<u>Exhibit 99.1</u>

1. You present a full non-GAAP income statement when reconciling non-GAAP measures to the most directly comparable GAAP measures. Please reconcile without presenting a full non-GAAP income statement in your next earnings release. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Senior Staff Accountants Christine Allen Torney at (202) 551-3652 or Ibolya Ignat at (202) 551-3636 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance